FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

May 28, 2021 and June 2, 2021.

Item 3: News Release

The Company disseminated a news release via Newswire on May 28, 2021, and a further news release via Newswire on June 2, 2021, in respect of the material change, and filed each news release on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On May 28, 2021, the Company announced the approval of its application to list its common shares ("Shares") on the Nasdaq Capital Market ("Nasdaq") under the ticker symbol "HITI" and on June 2, 2021, the Shares commenced trading on the Nasdaq, making the Company the first major publicly traded cannabis retailer to begin trading on the Nasdaq.

The Company continues to retain its listing on the TSX Venture Exchange under the symbol "HITI". The ticker symbol used for the Shares traded on the OTC Markets quotation system under the current symbol "HITID" has been seamlessly transferred to the new ticker symbol "HITI".

Item 5.1: Full Description of Material Change

Please see news releases attached hereto as Schedule "A", for a full description of the material change.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

High Tide Inc.

Raj Grover

Chief Executive Officer

Tel: (403) 770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

June 8, 2021.

SCHEDULE "A"

(See attached.)

Nasdaq Approves High Tide's Application to List

  High Tide becomes the first major publicly traded cannabis retailer to announce it has been approved to trade on Nasdaq.
  High Tide shares expected to begin trading on Nasdaq on June 2nd, 2021
  High Tide has received approval from Nasdaq to list its common shares for trading under the symbol "HITI"

CALGARY, AB, May 28, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (OTCQB: HITID) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that the Company's application to list its common shares ("Shares") on the Nasdaq Capital Market ("Nasdaq") has been approved. The Company's Shares are expected to begin trading on Nasdaq under the ticker symbol "HITI" on June 2nd, 2021.

High Tide Inc. - May 28, 2021 (CNW Group/High Tide Inc.)

High Tide will also retain its listing on the TSX Venture Exchange under the symbol "HITI". The ticker used for High Tide's Shares traded on the OTC Markets quotation system under the current symbol "HITID" will seamlessly transfer to the new ticker symbol "HITI" on the first day of trading on Nasdaq.

"I am immensely proud that less than three years after its inception High Tide will become the first major publicly traded cannabis retailer to be listed on Nasdaq. This listing makes our shares more accessible to a larger audience of both retail and institutional investors and enhances our ability to pursue larger M&A targets," said Raj Grover, President and Chief Executive Officer of High Tide. "I want to thank all of our shareholders for their patience and the confidence they have shown in our team as we have been working through the approvals process. Listing our shares on Nasdaq is not an end in itself, rather it marks the beginning of a new chapter for High Tide, and I am confident that our team will continue to keep executing and driving value for our shareholders - now on a grander scale," added Mr. Grover.

The Company's listing on Nasdaq remains subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, the declaration of effectiveness of the Company's Form 40-F Registration Statement registering the Common Shares with the United States Securities and Exchange Commission (the "SEC"). The Company has already completed the process to ensure its Shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).

1 Adjusted EBITDA is a non-IFRS financial measure.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,[1] with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, CBDcity.com, FABCBD.com and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide's intention and ability to complete its NASDAQ listing and High Tide being added to other ETFs in the future. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements, including, but not limited to, the assumption that: (i) High Tide's financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand and market opportunity for High Tide's product offerings, (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities, (iv) High Tide will complete its NASDAQ listing. Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide's future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

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SOURCE High Tide Inc.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/May2021/28/c9059.html

%SEDAR: 00045217E

For further information: MEDIA INQUIRIES, Omar Khan, Senior Vice President, Corporate and Public Affairs, High Tide Inc., Tel. 1 (647) 985-4401, Email: omar@hightideinc.com; INVESTOR INQUIRIES, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., Tel. 1 (403) 265-4207, Email: vahan@hightideinc.com

FOR IMMEDIATE RELEASE

HIGH TIDE BEGINS TRADING ON NASDAQ TODAY UNDER SYMBOL "HITI"

  High Tide becomes the first major publicly traded cannabis retailer to trade on the Nasdaq.

  Listing highlights High Tide's broad cannabis ecosystem, positioning the Company to attract larger M&A opportunities in Canada, the U.S. and beyond.

  The Company's updated investor presentation is now available at hightideinc.com.

CALGARY, June 2, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV:HITI) (NASDAQ:HITI) (FRA:2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that the Company's common shares (the "Common Shares") will commence trading today on the Nasdaq Capital Market (the "Nasdaq") under the ticker symbol "HITI". The Company's Nasdaq listing is expected to increase access to investment in High Tide from retail and institutional investors around the world. Furthermore, with access to a much larger capital market, the Company expects to improve liquidity for its Common Shares and, in turn, optimize its cost of capital.

High Tide continues to retain its listing on the TSX Venture Exchange (the "TSXV") under the symbol "HITI". The ticker used for the Common Shares traded on the OTC Markets quotation system under the current symbol "HITID" has been seamlessly transferred to the new ticker symbol "HITI".

Furthermore, as of today, High Tide is the first major publicly traded cannabis retailer to begin trading on the Nasdaq.

"The listing of the Common Shares on the Nasdaq represents a milestone in the retail cannabis industry and demonstrates the realization of our efforts in turning High Tide into a first-class cannabis retailer," said Raj Grover, President and Chief Executive Officer of High Tide. "High Tide's listing on the Nasdaq gives us access to one of the world's largest capital markets and is in alignment with our long-term goals of enhancing shareholder value by increasing liquidity, optimizing our cost of capital, while furthering High Tide's appeal to international and institutional investors," added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 87 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, CBDcity.com, FABCBD.com and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (NASDAQ:TLRY) and Aurora Cannabis Inc. (TSX:ACB) (NASDAQ:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: the listing of High Tide's Shares on Nasdaq and the timing thereof, and the Company's ability to increase liquidity for its Common Shares, optimize its cost of capital and appeal to international and institutional investors. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of the Common Shares on the NASDAQ, a shutdown of the United States government, the Nasdaq listing not providing High Tide with broadened access to international and institutional investors or enhancing High Tide's liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide's filings with the TSXV and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur.

1 Adjusted EBITDA is a non-IFRS financial measure.

Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT INFORMATION:

Media Inquiries

Omar Khan

Senior Vice President, Corporate and Public Affairs

Tel. 1 (647) 985-4401

omar@hightideinc.com

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

Tel. 1 (403) 265-4207

Email: vahan@hightideinc.com